SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Chordiant Software, Inc.

(Name of Subject Company)

Chordiant Software, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

170404305

(CUSIP Number of Class of Securities)

Mr. Steven R. Springsteel

Chairman, President, and CEO

Chordiant Software, Inc.

20400 Stevens Creek Blvd., Suite 400

Cupertino, CA 95014

(408) 517-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Nancy H. Wojtas

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2010 (as previously filed with the SEC and as the same has been or may be amended or supplemented from time to time, the “Schedule 14D-9”) by Chordiant Software, Inc., a Delaware corporation (the “Company”), relating to the tender offer made by Maple Leaf Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Pegasystems Inc., a Massachusetts corporation (“Pegasystems”), disclosed in a Tender Offer Statement on Schedule TO, dated March 24, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company, including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company, issued pursuant to the Rights Agreement, dated as of July 10, 2008, between the Company and American Stock Transfer & Trust Co. LLC, as the rights agent, as amended, at a purchase price of $5.00 per share, net to the holder thereof in cash without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2010 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time), which are included as exhibits to the Schedule TO. Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by revising the penultimate bullet point in the first paragraph under the subheading “(b) Background and Reasons for the Recommendation – Reasons for the Recommendation” to read in its entirety as follows:

•

the fact that (i) the Chordiant Board would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Chordiant Board determines in good faith constitutes or would reasonably be expected to lead to a superior proposal (as described in the Merger Agreement), (ii) the Merger Agreement provided that the prohibition on the Company waiving, releasing, terminating, modifying or failing to enforce any provision of any contractual “standstill” or equivalent obligation of any third party would not preclude the Company from responding to any such alternative acquisition proposal submitted to the Company provided that the other nonsolicitation covenants of the Company were complied with, and (iii) the “standstill” obligations of each of Suitors A, B, C, D and E automatically “fell away” and were terminated in accordance with their terms upon the Company entering into the Merger Agreement; and

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by revising the disclosure under the subheading “(d) Opinion of Chordiant’s Financial Advisor” as follows:

(i) The second and third paragraphs of the section entitled “Comparable Company Analysis” are hereby amended and restated to read in their entirety as follows:

This group of companies is sometimes described herein as Chordiant’s peer group. For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of aggregate value, as defined above, to estimated calendar year 2010 and 2011 revenue (based on publicly available equity research estimates and estimates provided by management);

•

the ratio of aggregate value to estimated calendar year 2010 and 2011 earnings before interest, taxes, depreciation and amortization (“EBITDA”) (based on publicly available equity research estimates and estimates provided by management); and

•	the ratio of share price to estimated calendar year 2010 and 2011 earnings per share (based on publicly available equity research estimates and estimates provided by management).

The table below summarizes the multiples observed by Morgan Stanley as part of its analysis:

	Low (1)	Median (1)	High (1)
Aggregate Value to Estimated 2010 Revenue	0.7x	1.3x	1.7x
Aggregate Value to Estimated 2011 Revenue	0.6x	1.6x	1.8x
Aggregate Value to Estimated 2010 EBITDA	4.8x	10.5x	11.4x
Aggregate Value to Estimated 2011 EBITDA	4.5x	6.1x	10.3x
Price to Estimated 2010 Earnings	9.7x	17.3x	26.9x
Price to Estimated 2011 Earnings	9.6x	15.4x	28.7x

(1)	Multiples that are negative or greater than certain limits are not meaningful and excluded.

(ii) The first sentence of the section entitled “Leveraged Buyout Analysis” is hereby amended and restated to read in its entirety as follows:

•

Morgan Stanley also analyzed Chordiant from the perspective of a potential acquirer that was primarily a financial buyer that would effect a leveraged buyout of Chordiant using $30 million of debt. This figure was selected on the basis that a third party lending source indicated to Chordiant that it could potentially lend this approximate amount to Chordiant. Since some of the suitors described in the section of Item 4 of the Schedule 14D-9 under the subheading “(b) Background and Reasons for the Recommendation – Background of the Offer” were financial buyers, Morgan Stanley conducted this analysis for the Chordiant Board to estimate a financial sponsor’s ability to pay a given transaction value. Morgan Stanley observed the transaction prices per share that would be necessary for such an acquirer to achieve certain five-year internal rates of return. The analysis assumed (i) the management estimates through calendar year 2011, and extrapolations to the management estimates for calendar years 2012 to 2014, (ii) monetization of the equity investment through the sale of 100% of Chordiant at the end of calendar year 2014 at a valuation of 7.0x – 9.0x 2014 EBITDA, and (iii) an investor’s targeted five-year internal rate of return of 25% – 35%. The following table summarizes Morgan Stanley’s analysis.

(iii) The section entitled “Analysis of Precedent Transactions” is hereby amended and supplemented as follows:

•

With respect to the seven selected software transactions between January 1, 2009 and March 12, 2010 where transaction values were less than $1 billion and with respect to which Morgan Stanley compared publicly available statistics, all of these transactions had forward revenue estimates available. Morgan Stanley noted that the following financial statistics were available for each of these transactions: (1) implied multiple of aggregate value to last twelve month’s revenue; and (2) implied multiple of aggregate value to next twelve month’s revenue. The table below summarizes the multiples observed as part of Morgan Stanley’s analysis:

	Low	Median	High
Aggregate value to last twelve month’s revenue	1.0x	1.1x	2.4x
Aggregate value to next twelve month’s revenue	1.0x	1.2x	2.5x

•

The second paragraph of this section is hereby amended and supplemented to provide that for each transaction noted therein, Morgan Stanley noted that the following financial statistics were available for each of the foregoing transactions: (1) implied premium paid to closing share price one trading day prior to announcement of the transaction; and (2) implied premium paid to 30 trading day average closing share price prior to announcement of the transaction. The table below summarizes the premiums observed as part of Morgan Stanley’s analysis:

	Low	Median	High
Premium to 1-day prior closing share price	9%	37%	141%
Premium to 30-day average closing share price	7%	44%	187%

(iv) The following statement is added as the last sentence of the disclosure under the subheading “(d) Opinion of Chordiant’s Financial Advisor”:

•

Given the volatility of Chordiant’s historical financial results and the lack of visibility of Chordiant’s forecasted outlook (particularly beyond the forecasts Chordiant management provided through FY2012), Morgan Stanley did not conduct a DCF analysis.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by revising the disclosure under the subheading “(e) Financial Projections” as follows:

•	The following statement is added: “The projections excluded stock-based compensation, amortization of intangible assets and any non-recurring/one-time expenses.”

•	Under the heading “Operating Income” in the table in this section, the subheading “% Growth” should read instead “% Margin”.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by revising the disclosure under the subheading “Top-Up Option” to read in its entirety as follows:

Pursuant to the terms of the Merger Agreement, the Company granted to Pegasystems and Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase at a price per share equal to the Offer Price up to that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Pegasystems and Purchaser at the time of exercise of the Top-Up Option, constitutes 10,000 shares more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares. In no event will the Top-Up Option be exercisable (i) for a number of shares of Common Stock greater than the aggregate number of shares of Common Stock authorized and unissued at the time of exercise of the Top-Up Option, or (ii) if the Minimum Condition (as defined in the Offer to Purchase, and without any change or waiver) is not met. Pegasystems or Purchaser may exercise the Top-Up Option at any time at or after the Acceptance Time but before the consummation of the Merger. Under all circumstances where the Minimum Condition (as defined in the Offer to Purchase, and without any change or waiver) is met, Purchaser and Pegasystems could exercise the Top-Up Option and acquire sufficient shares of Common Stock such that Purchaser would own over 90% of the outstanding shares of Common Stock and could approve the Merger under the DGCL without the requirement to convene and hold a vote of the Company’s stockholders. This is because the Company has sufficient authorized but unissued shares of Common Stock to be able to issue such number of shares.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by revising the disclosure under the subheading “Litigation Related to the Offer” to read in its entirety as follows:

On March 16, 2010, each of Bruce Bennett and Louis Suba, and on March 22, 2010, Susan Paskowitz, filed separate class action lawsuits in the Superior Court of the State of California, County of Santa Clara, purportedly on behalf of the stockholders of the Company, against the Company, its directors, certain of its officers, Pegasystems and Purchaser, alleging, among other things, that the Company, certain of its officers and its directors, aided and abetted by Pegasystems and Purchaser, breached their fiduciary duties owed to the Company’s stockholders in connection with the proposed acquisition of the Company by Pegasystems and Purchaser. The complaints sought, among other things, to enjoin the defendants from completing the acquisition as currently contemplated.

On April 16, 2010, the Company, Pegasystems and Purchaser entered into a memorandum of understanding with plaintiffs and the other defendants to settle the Bennett lawsuit, the Suba lawsuit, the Paskowitz lawsuit and the class action lawsuit, filed by Larry Settles on April 12, 2010, in the United States District Court for the Northern District of California.

Under the terms of the memorandum of understanding, the Company, Pegasystems, Purchaser, the other named defendants and the plaintiffs have agreed to settle the lawsuits, subject to court approval. As part of the settlement, the defendants deny all allegations of wrongdoing and deny that the previous disclosures were inadequate, but the Company agreed to make available certain additional information to its stockholders, which is set forth in an amendment to the Schedule 14D-9 filed by the Company. The memorandum of understanding further contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to members of the proposed settlement class. If finally approved by the court, the settlement will resolve all of the claims that were or could have been brought on behalf of the proposed settlement class in the action being settled, including all claims relating to the Offer, the Merger, the Merger Agreement, the adequacy of the price per Share paid in the Offer and the Merger, the negotiations preceding the Merger Agreement, the adequacy and completeness of the disclosures made in connection with the Offer and the Merger and any actions of the individual defendants in connection with the Offer, the Merger or the Merger Agreement, including any alleged breaches of the fiduciary duties of any of the defendants, or the aiding and abetting thereof. If the court approves the settlement after a notice period, then all public stockholders who did not elect to opt out of such settlement will be bound thereby.

In addition, in connection with the settlement and as provided in the memorandum of understanding, and subject to approval by the court, the Company or its insurer will pay to plaintiffs’ counsel for their fees and expenses an amount not to exceed $350,000. This payment will not affect the amount of consideration to be paid to stockholders of the Company in connection with the Offer and the Merger.

Under the terms of the Merger Agreement, the settlement is subject to the approval of Pegasystems, which may not be unreasonably withheld. Pegasystems has given its approval to the settlement described by the memorandum of understanding.

The Company, Pegasystems, Purchaser and the other defendants maintain that the lawsuits are without merit. Nevertheless, in order to avoid costly litigation and eliminate the risk of any delay to the closing of the Offer and the Merger, and because the only effect of the settlement on the Company’s stockholders is to provide additional disclosure, the defendants have agreed to the settlement contemplated in the memorandum of understanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHORDIANT SOFTWARE, INC.

By:	/s/ STEVEN R. SPRINGSTEEL
Name:	Steven R. Springsteel
Title:	Chairman, President and Chief Executive Officer

Dated: April 16, 2010